UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.



In the Matter of                             .
                                             .
Entergy Corporation                          .
Entergy Enterprises, Inc.                    .
Entergy Integrated Solutions, Inc.           .
(formerly Entergy Systems and Service, Inc.  .
and prior thereto Systems and                .
Service U.S.A., Inc.)                        .    CERTIFICATE PURSUANT
                                             .    TO RULE 24
     File No. 70-7947                        .
     File No. 70-8509                        .
                                             .
(Public Utility Holding Company              .
          Act of 1935)                       .

      Pursuant  to  Rule  24 promulgated by  the  Securities  and

Exchange  Commission  (SEC)  under  the  Public  Utility  Holding

Company  Act of 1935, as amended, modified by the application(s)-

declaration(s)  in  the above referenced files  and  the  related orders  dated  December 28, 1992 and July 27, 1995 (collectively,

the  "Orders"), this is to certify that the following  paragraphs report  transactions carried out by Entergy Integrated Solutions,

Inc. (EIS)<FN1> during the three (3) months ended June  30,  1996 pursuant  to the authorization of the SEC and provide such  other information as is required to be reported in accordance with  the provisions of the Orders.

I.   Development of Energy Efficiency Technology and
Manufacturing Processes of Systems & Service International,
Inc. (SASI)


      During  the  second quarter of 1996, SASI  failed  to  make

additional progress in lowering overall production costs.   Given

anticipated  production  levels and the cost  reduction  measures previously implemented by SASI, EIS does not anticipate that  any additional significant cost reductions will be achieved  by  SASI in the foreseeable future.

II.  Use of SASI's Products Within the BASE Region

      EIS  has  utilized  the Monitor and the Ballast  in  energy service  applications in the "Base Region."  The following  is  a summary  which indicates such installations and projected  energy conservation which will result in savings of generating capacity.

          Number of                Annual Projected
        Installations                   Savings
                                   kw's         kwh's

             261                 1,709.60    8,271,315.19


III. Summary of Total Assets and Revenues of EIS By Type of

Activity

               Energy Management                Funding of other
                     & DSM         Consulting      Contractors

Total Assets *  $78,175,815.25
Total Revenues   $5,801,201.00

*  Excludes assets that are not appropriately allocated to any specific business activity, but which support EIS's general

business operations.

IV.  Summary of Total Assets and Revenues of EIS By Geographic

Region

                   Base Region     U.S. (excluding     World (excluding
                                     Base Region)           U.S.)
Total Assets **   $21,780,768.60   $35,116,978.57
Total Revenues     $2,061,206.02    $3,739,994.98

**  Excludes assets that are not dedicated to EIS's business activities in any specific geographic region.

V.   Financial Statements

      EIS's unaudited Balance Sheets, as of June 30, 1996, and as of  the  reporting date, respectively, and Income Statements  for the  three  month  periods ending June  30,  1996,  and  for  the calendar year to date, respectively, are attached hereto.

     IN WITNESS WHEREOF, the undersigned companies have caused

this certificate to be executed this 14th day of November, 1996.







                              Entergy Corporation
                              Entergy Enterprises, Inc.
                              Entergy Integrated Solutions, Inc.


                              By:       /s/ Michael G. Thompson
                                   Michael G. Thompson
                                   Senior Vice President, General Counsel
                                   and Secretary


_______________________________

<FN1> By amendment to its Certificate of Incorporation, Entergy
      Systems and Service, Inc. changed its name to "Entergy Integrated Solutions, Inc.", effective May 7, 1996